MOORELAND PARTNERS LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

MOORELAND PARTNERS LLC

CONTENTS

SECTION I

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mooreland Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

787 7th Avenue
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Siobhan Rigby-Hall 212 271 5392
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Siobhan Rigby-Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mooreland Partners LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLEEN BALDWIN
Notary Public - State of New York
NO. 01BA6351410
Qualified in Bronx County
My Commission Expires Dec 5, 2020

Kathleen Baldwin
Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Mooreland Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mooreland Partners LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1; and Computation for Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC
Iselin, New Jersey

March 16, 2020

MOORELAND PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$ 709,473
Prepaid Expenses	5,846
TOTAL ASSETS	$ 715,319

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to Parent	$ 508,680
Accrued expenses and other liabilities	20,842
TOTAL LIABILITIES	529,522
MEMBER'S EQUITY	185,797
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 715,319

The accompanying notes are an integral part of this statement.

MOORELAND PARTNERS LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE		
Fee income		$ 3,092,724
Interest income		1,956
TOTAL REVENUE		3,094,680
EXPENSES		
Employee compensation expenses	$ 653,173	
Loss on sales of securities	151,060	
Management fee	70,304	
Regulatory fees	38,270	
Promotional expenses	7,380	
Professional fees	10,000	
Office and administrative expenses	11,321	
TOTAL EXPENSES		941,508
NET INCOME		$ 2,153,172

The accompanying notes are an integral part of this statement.

MOORELAND PARTNERS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Member's equity - January 1, 2019	$ 4,452,925
Net income	2,153,172
Capital added	579,700
Capital withdrawals	(7,000,000)
Member's equity - December 31, 2019	$ 185,797

The accompanying notes are an integral part of this statement.

MOORELAND PARTNERS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net income		$ 2,153,172
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Loss on sale of securities	$ 151,060	
(Increase)/ decrease in operating assets:		
Prepaid expenses	(655)	
Increase/ (decrease) in operating liabilities:		
Due to affiliate	397,826	
Accrued expenses and other liabilities	(284,707)	
TOTAL ADJUSTMENTS		263,524
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,416,696
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of Securities		310,829
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Added		579,700
Capital withdrawals		(7,000,000)
NET INCREASE/(DECREASE) IN CASH		(3,692,775)
CASH AT BEGINNING OF YEAR		4,402,248
CASH AT END OF YEAR		$ 709,473
NON-CASH INVESTING ACTIVITIES		
Stock Received in Lieu of Fee Sold in Year		$ 287,662

The accompanying notes are an integral part of this statement.

1.   ORGANIZATION AND NATURE OF BUSINESS

Mooreland Partners LLC (the "Company") is an investment banking advisory consulting company based in New York, NY.   The Company provides strategic and tactical advice for both public and private information technology companies. Stifel Nicolaus & Company, Inc. (the "Parent") acquired 100% of the membership interests of the company on July 1, 2019. All of the existing client engagements were novated to the Parent and the Company is not engaging with any new clients.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, fund manager, customer and/or other counterparty with which it conducts business.

2.   SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company maintains its cash in bank deposit accounts. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may exceed FDIC insured limits. The Company has not experienced any losses in such accounts.

ASC 2018-11 (topic 842) "Leases" was adopted January 1, 2019 with no significant effect to the Company's financial statements.

3.   REVENUE RECOGNITION

Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of

cummulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant judgements:

Revenue from contracts with customers includes commission income and fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Success fees:

The Company earns revenue by way of transaction success fees that are recognized at the point in time that performance under the arrangement is completed. The Company has determined that this date is the appropriate point in time to recognize revenue for success fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue is due upon closing.

4.   FAIR VALUE MEASUREMENT -DEFINITION AND HIERARCHY

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The

unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

5.   RELATED PARTY TRANSACTION

The Company had an expense sharing agreement with its previous parent Mooreland Holdings LLC in which certain overhead expenses incurred by Mooreland Holdings LLC were allocated to the Company for its appropriate share. The financial statement contains charges of $ 83,254 (including management fee and certain employee compensation expenses) relating to this arrangement. Mooreland Holdings LLC had adequate resources independent of the company to pay these expenses and the company had no additional obligation, either direct or indirect, to compensate a third party for these expenses. There is no expense sharing arrangement with Stifel Nicolaus & Company, Inc.

Capital contributions and withdrawals for the year ended December 31, 2019 relate only to the period prior to the acquisition by the Parent.

6.   INCOME TAXES

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its Parent on its tax return.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Tax years that remain subject to examination are 2016, 2017 2018 and 2019. For the year ended December 31, 2019 management has determined that there are no material uncertain income tax positions.

7.   RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts.

8.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $ 179,951 which exceeded the minimum requirement of $ 35,301 by $ 144,650. The Company's ratio of aggregate indebtedness to net capital ratio was 2.94 to 1.

9.   LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

As of December 31, 2019, the Company had not entered into any subordinated loans agreements.

10.   COMMITMENTS AND CONTINGENT LIABILITIES

The company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

11.   SUBSEQUENT EVENTS

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. Events have been evaluated through the date that these financial statements were issued and no further information is required to be disclosed.

MOORELAND PARTNERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO

UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2019

CREDITS	
Member's equity	$ 185,797
DEBITS	
Non-Allowable Assets	(5,846)
Net Capital	179,951
Minimum net capital requirement	35,301
EXCESS NET CAPITAL	$ 144,650
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	$ 20,842
Due to Parent	508,680
	529,522

Ratio of aggregate indebtedness to net capital 2.94 to 1

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited FOCUS X-17A-5 Part IIA filing.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements

MOORELAND PARTNERS LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2019

The Company does not effect transactions for anyone defined as a customer, and claims exemption under paragraph (k)(2)(i) of Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.



berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Mooreland Partners LLC

We have reviewed management's statements, included in the accompanying Mooreland Partners LLC Exemption Report, in which (1) Mooreland Partners LLC identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which Mooreland Partners LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)* (the "Exemption Provisions") and (2) Mooreland Partners LLC stated that Mooreland Partners LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. Mooreland Partners LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mooreland Partners LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 16, 2020



MOORELAND PARTNERS LLC

EXEMPTION REPORT FOR BROKERS AND DEALERS PURSUANT TO RULE 17a-5(d)(4)

FOR THE YEAR ENDED DECEMBER 31, 2019

Mooreland Partners LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Mooreland Partners LLC

I, Siobhan Rigby-Hall, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: FINOP

March 16, 2020